UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Tiny Organics, Inc

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> August 16, 2018

Physical address of issuer
115 Saint James Place, Apt 1, Brooklyn, NY 11238

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$320,535.04	$1,138,417.80
Cash & Cash Equivalents	$0.00	$24,941.60
Accounts Receivable	$0.00	$24,124.06
Short-term Debt	$0.00	$1,644,049.81
Long-term Debt	$150,907.77	$3,883,232.96
Revenues/Sales	$2,253,414.04	$2,163,583.74
Cost of Goods Sold	$1,634,589.80	$1,485,730.02
Taxes Paid	$11,915.85	$7,650.37
Net Income	-$2,339,466.75	-$2,062,008.66

March 20, 2025

FORM C-AR

Tiny Organics, Inc



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Tiny Organics, Inc , a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.tinyorganics.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is March 20, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's

current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Tiny Organics, Inc (the "Company") is a Delaware Corporation, formed on August 16, 2018.

The Company is located at 115 Saint James Place, Apt 1, Brooklyn, NY 11238.

The Company's website is www.tinyorganics.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Tiny Organics, Inc. is a new baby and toddler foods brand disrupting the current shelf options by offering a real, whole, finger food product for babies.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2023 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting lo raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Wee will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock lo issue shares of common stock lo investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in teclmology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies lo provide components and services for our products.

Y.le depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the

agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order lo operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellecn1al property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellecn1al property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellecn1al property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellecn1al property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellecn1al property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnet the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. vVe have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our repuration could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. Y.le may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

vVe continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system dismptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastrucnrre. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an intermption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated al the slate, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be vi.able. Costs associated with information security - such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud - could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject lo Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company pot such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, stale, or local laws or regulations applicable lo us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Product recalls and product liability, as well as changes in product labeling, safety and other consumer protection laws, may adversely impact our operations, product offerings, reputation, financial condition, results of operations, and cash flows.

We purchase materials from different vendors. One or more of our vendors might not adhere to product safety requirements or our quality control standards, and we might not identify the deficiency before products ship to our customers. Any issues of product labeling or safety, or allegations that our products are in violation of governmental regulations, could cause those products to be recalled. If our vendors fail to manufacn1re or import materials that adhere to om quality control standards, materials safety requirements, or applicable governmental regulations, our reputation and brands could be damaged, potentially leading to increases in customer litigation against us. Further, to the extent we are unable to replace any recalled products, we may have to reduce our product offerings, resulting in a decrease in sales. If our vendors are unable or unwilling to recall products failing to meet our quality standards, we may be required to recall those products at a substantial cost to us. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain products, or additional labor costs associated with readying products for sale.

We also face severe competition lo display our products on store shelves and obtain optimal presence on those shelves.

Due to the intense competition for limited shelf space in the food condiment category, retailers are in a position to negotiate favorable terms of sale, including price discounts, allowances and product return policies. To the extent we elect to increase discounts or allowances in an effort to secure shelf space, our operating results could be adversely affected. We may not be able to increase or sustain our volume of retail shelf space or offer retailers price discounts sufficient to overcome competition and, as a result, om sales and results of operations could be adversely affected. In addition, many of om competitors have significantly greater financial, manufacnrring, marketing, management and other resources than we do and may have greater name recognition, a more established distribution network and a larger base of wholesale customers and distributors. Many of our competitors also have well-established relationships with our current and potential consumers who pmchase such competitors' other products at retail stores, and have extensive knowledge of om target markets. As a result, these competitors may be able to devote greater resources to the development, promotion and sale of their products and respond more quickly to evolving consumer preferences for us. If our competitors' sales surpass ours, retailers may give higher priority to our competitors' products, causing such retailers to reduce their efforts to sell our products and resulting in the loss of advantageous shelf space.

Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets mczy adversely affect our results of operations.

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. llistorically, market prices for com modity grains and food stocks have fluctuated in response to a number of factors, including economic conditions such as inflation, changes in U.S. government farm support programs, changes in international agricultural trading policies, impacts of disease outbreaks on protein sources and the potential effect on supply and demand as well as weather conditions during the growing and harvesting seasons. Fluctuations in paper, steel and oil prices, which affect our costs for packaging materials, have resulted from changes in supply and demand, general economic conditions and other factors. In addition, we have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs. If there is any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company wilL if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management mczy have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right lo extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate int he Offering in a timely manner, may prevent you from being able to invest in this Offering- it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (tl1e Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of d1e Company nor take or effect actions that might otl1erwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nan1re of their investment in the Company. Each Investor in this Offering will be required to represent that d1ey are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under d1e Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity

securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides lo convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor mczy never direcdy hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankmptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, fue Securities will continue to be voted in line with the designee identified or pursuant to a voting agreement related to fue equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required bylaw.

Investors will not have fue right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or ofuerwise, owed to Investors. This lack of information could put Investor's at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unabl e to declare the Security in "default" and demand repayment

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The

Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subs equent equity fina ncings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting

securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely lo recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a ren1rn of the principal amount invested. Despite the contracrual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment

There is no assurance that an Investor will realize a rerurn on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effecruate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closing potentially happening intermittently throughout 2023 and into the future due to COVID-19, the COmpany's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute

our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Product recalls and product liability, as well as changes in product labeling, safety and other consumer protection laws, may adversely impact our operations, product offerings, reputation, financial condition, results of operations, and cash flows.

We purchase materials from different vendors. One or more of our vendors might not adhere to product safety requirements or our quality control standards, and we might not identify the deficiency before products ship to our customers. Any issues of product labeling or safety, or allegations that our products are in violation of governmental regulations, could cause those products to be recalled. If our vendors fail to manufacture or import materials that adhere to our quality control standards, materials safety requirements, or applicable governmental regulations, our reputation and brands could be damaged, potentially leading to increases in customer litigation against us. Further, to the extent we are unable to replace any recalled products, we may have to reduce our product offerings, resulting in a decrease in sales. If our vendors are unable or unwilling to recall products failing to meet our quality standards, we may be required to recall those products at a substantial cost to us. Moreover, changes in product safety or other consumer protection laws could lead to increased costs to us for certain products, or additional labor costs associated with readying products for sale.

We also face severe competition to display our products on store shelves and obtain optimal presence on those shelves.

Due to the intense competition for limited shelf space in the food condiment category, retailers are in a position to negotiate favorable terms of sale, including price discounts, allowances and product return policies. To the extent we elect to increase discounts or allowances in an effort to secure shelf space, our operating results could be adversely affected. We may not be able to increase or sustain our volume of retail shelf space or offer retailers price discounts sufficient to overcome competition and, as a result, our sales and results of operations could be adversely affected. In addition, many of our competitors have significantly greater financial, manufacturing, marketing, management and other resources than we do and may have greater name recognition, a more established distribution network and a larger base of wholesale customers and distributors. Many of our competitors also have well-established relationships with our current and potential consumers who purchase such competitors' other products at retail stores, and have extensive knowledge of our target markets. As a result, these competitors may be able to devote greater resources to the development, promotion and sale of their products and respond more quickly to evolving consumer preferences for us. If our competitors' sales surpass ours, retailers may give higher priority to our competitors' products, causing such retailers to reduce their efforts to sell our products and resulting in the loss of advantageous shelf space.

Increases in raw materials, packaging, oil and natural gas costs and volatility in the commodity markets may adversely affect our results of operations.

Our financial results depend to a large extent on the costs of raw materials, packaging, oil and natural gas, and our ability to pass the costs of these materials onto our customers. Historically, market prices for commodity grains and food stocks have fluctuated in response to a number of factors, including economic conditions such as inflation, changes in U.S. government farm support programs, changes in international agricultural trading policies, impacts of disease outbreaks on protein sources and the potential effect on supply and demand as well as weather conditions during the growing and harvesting seasons. Fluctuations in paper, steel and oil prices, which affect our costs for packaging materials, have resulted from changes in supply and demand, general economic conditions and other factors. In addition, we have exposure to changes in the pricing of oil and natural gas, which affects our manufacturing, transportation and packaging costs. If there is any increase in the cost of raw materials, packaging, or oil and natural gas expenses, we may be required to charge higher selling prices for our products to avoid margin deterioration. We cannot provide any assurances regarding the timing or the extent of our ability to successfully charge higher prices for our products, or the extent to which any price

increase will affect future sales volumes. Our results of operations may be materially and adversely affected by this volatility.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on

behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of

an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will continue to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as

relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.
In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.
Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Tiny Organics, Inc. is a new baby and toddler foods brand disrupting the current shelf options by offering a real, whole, finger food product for babies.

Business Plan

Tiny Organics is a first mover in the category leaning into a growing trend called baby-led weaning, where babies forgo purees and head straight to finger foods from the start, a method proven to be more beneficial to long-term child development. Based in and locally made in Brooklyn, Tiny Organics meals are organic, plant based, frozen meals that are nutrient dense and veggie-forward. The Company sells its product direct to consumer via its website historically, but has just started expansion into retail in 2023.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Carolyn Batyske

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder/Chief Operating Officer, March 2019 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Tiny Organics, Inc., Chief Operating Officer Co-Founder March 2019 – Present Responsible for operations, supply chain, manufacturing, inventory, customer service, sales ops

Education

University of Southern California Bachelor of Science Economics/Mathematics, 2011

Name

Carolyn Batyske

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder/Chief Operating Officer, March 2019 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Tiny Organics, Inc., Chief Operating Officer Co-Founder March 2019 – Present Responsible for operations, supply chain, manufacturing, inventory, customer service, sales ops

Education

University of Southern California Bachelor of Science Economics/Mathematics, 2011

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Sofia Laurell

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-founder/Chief Executive Officer/Director, March 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Tiny Organics, Inc. Chief Executive Officer Co-Founder Director March 2019 – Present Responsible for fundraising, marketing, branding, tech, customer experience, sales

Education

University of Helsinki Bachelor of Science, Media and Communication Studies Minor in Political Science 2005 – 2010 St Mary's University, Twickenham Post Graduate International Business 2010 – 2011 New York University Master of Science, Public Relations and Corporate Communication 2012 – 2013

Name

Carolyn Batyske

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder/Chief Operating Officer, March 2019 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Tiny Organics, Inc., Chief Operating Officer Co-Founder March 2019 – Present Responsible for operations, supply chain, manufacturing, inventory, customer service, sales ops

Education

University of Southern California Bachelor of Science Economics/Mathematics, 2011

Name

Sofia Laurell

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-founder/Chief Executive Officer/Director, March 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Tiny Organics, Inc. Chief Executive Officer Co-Founder Director March 2019 – Present Responsible for fundraising, marketing, branding, tech, customer experience, sales

Education

University of Helsinki Bachelor of Science, Media and Communication Studies Minor in Political Science 2005 – 2010 St Mary's University, Twickenham Post Graduate International Business 2010 – 2011 New York University Master of Science, Public Relations and Corporate Communication 2012 – 2013

Name

Carolyn Batyske

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder/Chief Operating Officer, March 2019 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Tiny Organics, Inc., Chief Operating Officer Co-Founder March 2019 – Present Responsible for operations, supply chain, manufacturing, inventory, customer service, sales ops

Education

University of Southern California Bachelor of Science Economics/Mathematics, 2011

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	8,450,763
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Other Material Terms or information.	

Type of security	Series A Preferred Stock
Amount outstanding	14,930,100
Voting Rights	Equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter Series A-4 Preferred Stockholders are entitled to elect one (1) directors of the corporation.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional shares of Preferred Stock at a later date. The issuance of such additional shares of Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Other Material Terms or information.	

Type of security	Series Seed Preferred Stock
Amount outstanding	2,500,000
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may issue additional shares of Preferred Stock at a later date. The issuance of such additional shares of Preferred Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Other Material Terms or information.	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Options	2,882,307		Operating expenses, marketing, inventory build up	August 27, 2020	Rule 701
Convertible Notes	3,147,681		Operating expenses, marketing, inventory build up	May 1, 2020	Section 4(a)(2)
Series A-1 and A-2	7,459,989		Operating expenses, marketing, capital expenditures, product development	June 1, 2021	Rule 506(b)
Convertible Notes	2,735,604		Operating expenses, marketing, capital expenditures, product development	May 6, 2022	Section 4(a)(2)
Convertible Notes			Operating expenses, marketing, capital expenditures, product development	April 18, 2023	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)			Operating expenses, marketing, capital expenditures, product development	January 17, 2023	Section 4(a)(2)

SAFE (Simple Agreement for Future Equity)			Operating expenses, marketing, capital expenditures, product development	May 9, 2023	

Ownership

The company is owned by many stakeholders, none of whom own more than 20% of the company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The company had challenges raising significant capital which they attribute to continued headwinds in the venture capital markets, especially for CPG industry. Due to very low cash position at end of 2023, the company began pursuing M&A transactions and accepted a proposal for acquisition via asset sale. The M&A transaction closed in June 2024.

The acquisition of Tiny Organics, Inc via asset sale was closed as of June 14th, 2024. Following this transaction, there is no further operating activity or financings within Tiny Organics, Inc. All assets and operations have transferred to a new company, Tiny Organics Holding, Inc. In exchange, shares in the new company were issued to Tiny Organics, Inc directly (and not to the individual stockholders of Tiny Organics, Inc). If and when the new company pays a dividend or sale/liquidation proceeds to its stockholders, that amount will be paid to OldCo directly, and OldCo will in turn distribute those proceeds to its stockholders in accordance with the existing OldCo charter and other constituent documents. The new company was capitalized by a new investor, and the old company was relieved of all debts and liabilities. All operating activity has transferred to the new company.

Liquidity and Capital Resources

On August 27, 2020 the Company conducted an offering pursuant to Rule 701 and raised .

On May 1, 2020 the Company conducted an offering pursuant to Section 4(a)(2) and raised .

On June 1, 2021 the Company conducted an offering pursuant to Rule 506(b) and raised .

On May 6, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised .

On April 18, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised .

On January 17, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised .

On May 9, 2023 the Company conducted an offering pursuant to and raised .

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Asset sale transaction closed June 14, 2024.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Other Transactions

Related Person/Entity	Brant Bonin Bough
Relationship to the Company	Original shareholder and co-founder since company establishment in 2018. Also the spouse of Sofia Laurell, CEO.
Total amount of money involved	$1,000,000
Benefits or compensation received by related person	No compensation. Person is an investor.
Benefits or compensation received by Company	Asset transaction wherein assets and liabilities were transferred to new company in exchange for equity.
Description of the transaction	Related person is the lead investor in the New Company which Tiny Organics, Inc engaged in asset transaction with

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Sofia Laurell
(Signature)

Sofia Laurell
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Profit and Loss by Month

Tiny Organics Inc

January 1, 2023-December 31, 2024

DISTRIBUTION ACCOUNT	JANUARY 2023	FEBRUARY 2023	MARCH 2023	APRIL 2023	MAY 2023	JUNE 2023
Income						
41200 Revenue (website)	323,386.69	209,043.04	232,611.34	105,533.07	190,912.43	183,481.59
45000 Shipping income	20,743.37	14,705.74	16,202.82	7,486.29	13,658.46	13,106.25
Total for 41200 Revenue (website)	**344,130.06**	**223,748.78**	**248,814.16**	**113,019.36**	**204,570.89**	**196,587.84**
41300 Revenue (wholesale)			8,323.20		24,137.28	
46000 Discounts & Allowances						
46100 Promos (website)	-27,355.42	-15,949.37	-21,316.01	-7,246.21	-19,520.20	-21,534.79
46200 Trade Spend (wholesale)		-250.00	-166.46	-3,737.67	-2,628.28	-2,637.24
Total for 46000 Discounts & Allowances	**-27,355.42**	**-16,199.37**	**-21,482.47**	**-10,983.88**	**-22,148.48**	**-24,172.03**
48000 Refunds	-2,537.66	-3,495.17	-4,011.84	-1,390.67	-8,253.37	-3,136.50
Total for Income	**314,236.98**	**204,054.24**	**231,643.05**	**100,644.81**	**198,306.32**	**169,279.31**
Cost of Goods Sold						
51000 Product COGS						
51200 Product COGS (website)	72,663.76	51,923.36	55,614.18	31,803.17	53,094.49	43,658.70
51400 Tolling						
Total for 51000 Product COGS	**72,663.76**	**51,923.36**	**55,614.18**	**31,803.17**	**53,094.49**	**43,658.70**
52000 Direct Labor						
52900 Direct Labor Clearing						
Total for 52000 Direct Labor	**0**	**0**	**0**	**0**	**0**	**0**
54000 Shrinkage / Inv Variances						
54100 Loss of Physical Inventory	487.68	17.62	74.88	1.02		35.73
Total for 54000 Shrinkage / Inv Variances	**487.68**	**17.62**	**74.88**	**1.02**	**0**	**35.73**
55000 Packaging COGS	21,856.02	12,962.15	17,527.30	9,807.05	17,530.78	12,372.72
58000 Logistics						
58100 Warehouse & pick/pack	51,733.79	31,873.62	38,624.27	23,341.23	32,552.41	42,698.71
58200 Outbound shipping (website)	61,966.56	57,684.12	55,701.63	32,934.12	36,484.95	34,529.21
Total for 58000 Logistics	**113,700.35**	**89,557.74**	**94,325.90**	**56,275.35**	**69,037.36**	**77,227.92**
59000 Replacement Orders	622.97		420.28	251.66		85.59
Total for Cost of Goods Sold	**209,330.78**	**154,460.87**	**167,962.54**	**98,138.25**	**139,662.63**	**133,380.66**
Gross Profit	**104,906.20**	**49,593.37**	**63,680.51**	**2,506.56**	**58,643.69**	**35,898.65**
Expenses						
61000 Logistics and Operations						
61200 Inter-facility Shipping		280.00	3,592.89	2,600.00	21,220.08	15,499.00
61400 Warehousing / Storage (Fixed Logistics)	28,508.50	31,013.84	38,964.29	22,066.65	19,440.76	28,525.30
Total for 61000 Logistics and Operations	**28,508.50**	**31,293.84**	**42,557.18**	**24,666.65**	**40,660.84**	**44,024.30**
62000 Facilities Expenses						
62100 Kitchen Rent	14,682.39	14,682.39	14,682.39	-2,554.90	18,969.01	14,682.39
62300 Utilities	3,895.14	6,532.42	6,221.08	5,996.11	6,663.70	5,484.01
62400 Recurring Facilities Expense	1,282.96	309.83	309.83	484.78	473.14	444.20
62700 Supplies and Materials	87.50	652.95	111.54	1,205.78	410.02	711.75

Profit and Loss by Month

Tiny Organics Inc

January 1, 2023-December 31, 2024

DISTRIBUTION ACCOUNT	JANUARY 2023	FEBRUARY 2023	MARCH 2023	APRIL 2023	MAY 2023	JUNE 2023
62800 Repairs & Maintenance		1,453.49	4,969.97	163.54	163.54	163.54
Total for 62000 Facilities Expenses	**19,947.99**	**23,631.08**	**26,294.81**	**5,295.31**	**26,679.41**	**21,485.89**
63000 Marketing						
63300 Marketing Consultants / Agencies	14,405.96	14,248.64	14,360.11	12,855.24	16,872.67	15,963.82
63400 Paid Advertising						
63410 Paid Online (search/social)	7,730.85	16,079.65	14,097.71	4,314.25	9,160.78	8,107.06
63420 Paid Offline		2,500.00				
Total for 63400 Paid Advertising	**7,730.85**	**18,579.65**	**14,097.71**	**4,314.25**	**9,160.78**	**8,107.06**
63500 PR & Brand						
63600 Production (Photo / Video)	3,500.00	2,000.00				
63700 Collateral / Marketing Materials					89.28	641.56
63800 Promos, Samples, Gifts	73.11		15.26	16.31		646.69
63900 Other Marketing					2,000.00	
Total for 63000 Marketing	**25,709.92**	**34,828.29**	**28,473.08**	**17,185.80**	**28,122.73**	**25,359.13**
64000 Customer Service						
64300 Customer Service Consultants / Agency						
Total for 64000 Customer Service	**0**	**0**	**0**	**0**	**0**	**0**
65000 Product Development/R&D						
65400 Prod Dev / R&D Expense	217.41	19.93	680.03	146.50	53.82	
Total for 65000 Product Development/R&D	**217.41**	**19.93**	**680.03**	**146.50**	**53.82**	**0**
66000 Engineering & Tech						
66300 Engineering Consultants / Contractor						
66400 Website Development					142.00	
66600 Software (<$2.5K)	3,711.57	8,001.17	7,449.18	7,281.53	7,952.14	7,630.32
66700 Domain & Hosting	2,097.12	2,097.55	1,924.65	2,098.72	2,040.87	2,098.54
Total for 66000 Engineering & Tech	**5,808.69**	**10,098.72**	**9,373.83**	**9,380.25**	**10,135.01**	**9,728.86**
69000 Payroll						
69100 Payroll Expenses						
69110 Wages	95,458.33	87,511.34	69,749.98	74,249.98	68,999.98	74,749.98
69130 Benefits	12,274.83	11,261.55	7,732.08	7,303.92	7,968.48	8,045.55
69140 Payroll Taxes	10,798.53	6,905.98	3,578.86	2,088.32	5,998.60	6,098.48
69160 Payroll Fees	885.00	969.00	669.00	1,095.58	-304.38	653.00
69170 Severance Pay	25,000.00	336,589.60				
Total for 69100 Payroll Expenses	**144,416.69**	**443,237.47**	**81,729.92**	**84,737.80**	**82,662.68**	**89,547.01**
Total for 69000 Payroll	**144,416.69**	**443,237.47**	**81,729.92**	**84,737.80**	**82,662.68**	**89,547.01**
70000 General and Administrative						
70200 Travel & Entertainment						
70210 Travel	256.61	721.61	2,007.74	145.01	1,244.49	1,319.21
70220 Meals & Entertainment	1,091.38	940.86	232.78	1,515.21	204.15	83.23
Total for 70200 Travel & Entertainment	**1,347.99**	**1,662.47**	**2,240.52**	**1,660.22**	**1,448.64**	**1,402.44**

Profit and Loss by Month

Tiny Organics Inc

January 1, 2023-December 31, 2024

DISTRIBUTION ACCOUNT	JANUARY 2023	FEBRUARY 2023	MARCH 2023	APRIL 2023	MAY 2023	JUNE 2023
70300 Professional Fees						
70310 Accounting & Tax	7,072.73	6,524.51	6,948.13	5,363.09	5,375.21	6,514.60
70320 Legal	13,870.00	7,523.00	1,063.50	7,621.00		11,149.00
70340 Other Consultants				500.00	3,750.00	7,266.70
Total for 70300 Professional Fees	**20,942.73**	**14,047.51**	**8,011.63**	**13,484.09**	**9,125.21**	**24,930.30**
70350 HR and Employee						
70351 Recruiting	322.33	322.33				
70352 Professional Developement	9.95	2,340.00	59.90			
Total for 70350 HR and Employee	**332.28**	**2,662.33**	**59.90**	**0**	**0**	**0**
70400 Occupancy						
70410 Rent	325.00	1,525.00	1,655.00	1,525.00	1,525.00	
Total for 70400 Occupancy	**325.00**	**1,525.00**	**1,655.00**	**1,525.00**	**1,525.00**	**0**
70600 Bank & Merchant Fees						
70610 Bank Fees	20.00	110.00		3,666.44	1,240.58	1,517.20
70620 Merchant Processing Fees	8,162.82	7,560.78	7,921.24	5,492.54	5,218.26	6,182.30
Total for 70600 Bank & Merchant Fees	**8,182.82**	**7,670.78**	**7,921.24**	**9,158.98**	**6,458.84**	**7,699.50**
70700 Insurance	6,604.60	6,604.60	6,604.60	8,349.52	6,498.04	4,426.41
70750 Licenses and Fees	3,590.00	3,129.28	-1,325.00	50.00		2,507.62
70850 Charitable Contributions		5,000.00	2,408.25		20,463.22	3,135.97
Total for 70000 General and Administrative	**41,325.42**	**42,301.97**	**27,576.14**	**34,227.81**	**45,518.95**	**44,102.24**
70999 Uncategorized						
Total for Expenses	**265,934.62**	**585,411.30**	**216,684.99**	**175,640.12**	**233,833.44**	**234,247.43**
Net Operating Income	**-161,028.42**	**-535,817.93**	**-153,004.48**	**-173,133.56**	**-175,189.75**	**-198,348.78**
Other Income						
81100 Other Income		626.06			827.99	
Total for Other Income	**0**	**626.06**	**0**	**0**	**827.99**	**0**
Other Expenses						
85100 Depreciation & Amortization	3,634.38	3,634.38	3,634.38	3,634.38	3,634.38	3,634.38
85200 Interest Expense	17,789.79	14,689.82	33,766.65	19,306.29	24,635.09	28,254.66
85300 Taxes	3,996.54			2,157.17		
85400 Prior Period Expenses						-89,543.44
85500 Other Expense						
Total for Other Expenses	**25,420.71**	**18,324.20**	**37,401.03**	**25,097.84**	**28,269.47**	**-57,654.40**
Net Other Income	**-25,420.71**	**-17,698.14**	**-37,401.03**	**-25,097.84**	**-27,441.48**	**57,654.40**
Net Income	**-186,449.13**	**-553,516.07**	**-190,405.51**	**-198,231.40**	**-202,631.23**	**-140,694.38**

Profit and Loss by Month

Tiny Organics Inc
January 1, 2023-December 31, 2024

DISTRIBUTION ACCOUNT	JULY 2023	AUGUST 2023	SEPTEMBER 2023	OCTOBER 2023	NOVEMBER 2023	DECEMBER 2023
Income						
41200 Revenue (website)	195,526.60	168,296.51	130,086.45	169,087.79	57,718.98	77,170.83
45000 Shipping income	13,574.58	11,645.34	9,303.69	11,666.31	4,256.91	5,186.58
Total for 41200 Revenue (website)	**209,101.18**	**179,941.85**	**139,390.14**	**180,754.10**	**61,975.89**	**82,357.41**
41300 Revenue (wholesale)		3,442.50				
46000 Discounts & Allowances						
46100 Promos (website)	-25,775.48	-18,520.30	-14,936.82	-18,280.77	-5,564.77	-7,834.97
46200 Trade Spend (wholesale)						
Total for 46000 Discounts & Allowances	**-25,775.48**	**-18,520.30**	**-14,936.82**	**-18,280.77**	**-5,564.77**	**-7,834.97**
48000 Refunds	-4,518.29	-3,315.21	-769.91	-2,628.53	1,485.50	-3,632.68
Total for Income	**178,807.41**	**161,548.84**	**123,683.41**	**159,844.80**	**57,896.62**	**70,889.76**
Cost of Goods Sold						
51000 Product COGS						
51200 Product COGS (website)	47,355.75	41,531.59	31,568.09	40,935.91	14,035.86	18,651.72
51400 Tolling						
Total for 51000 Product COGS	**47,355.75**	**41,531.59**	**31,568.09**	**40,935.91**	**14,035.86**	**18,651.72**
52000 Direct Labor						
52900 Direct Labor Clearing						
Total for 52000 Direct Labor	**0**	**0**	**0**	**0**	**0**	**0**
54000 Shrinkage / Inv Variances						
54100 Loss of Physical Inventory						
Total for 54000 Shrinkage / Inv Variances	**0**	**0**	**0**	**0**	**0**	**0**
55000 Packaging COGS	14,119.11	12,382.63	9,412.02	12,205.03	4,184.79	4,224.11
58000 Logistics						
58100 Warehouse & pick/pack	40,985.75	55,349.82	26,390.49	37,532.59	19,372.64	24,021.89
58200 Outbound shipping (website)	37,306.09	35,661.88	30,325.79	30,816.49	19,970.36	22,594.93
Total for 58000 Logistics	**78,291.84**	**91,011.70**	**56,716.28**	**68,349.08**	**39,343.00**	**46,616.82**
59000 Replacement Orders						
Total for Cost of Goods Sold	**139,766.70**	**144,925.92**	**97,696.39**	**121,490.02**	**57,563.65**	**69,492.65**
Gross Profit	**39,040.71**	**16,622.92**	**25,987.02**	**38,354.78**	**332.97**	**1,397.11**
Expenses						
61000 Logistics and Operations						
61200 Inter-facility Shipping	6,448.00	4,200.00	4,870.00	3,900.00		3,050.00
61400 Warehousing / Storage (Fixed Logistics)	33,548.46	22,467.05	22,795.75	-26,677.21	11,332.75	11,363.75
Total for 61000 Logistics and Operations	**39,996.46**	**26,667.05**	**27,665.75**	**-22,777.21**	**11,332.75**	**14,413.75**
62000 Facilities Expenses						
62100 Kitchen Rent	14,682.39	15,122.86	15,122.86	15,122.86	15,122.86	15,122.86
62300 Utilities	6,174.77	8,263.62	5,202.28	6,596.18	4,673.96	4,624.46
62400 Recurring Facilities Expense	336.90	662.44	336.90	336.90	336.90	336.90
62700 Supplies and Materials	858.82	271.75				

Profit and Loss by Month

Tiny Organics Inc

January 1, 2023-December 31, 2024

DISTRIBUTION ACCOUNT	JULY 2023	AUGUST 2023	SEPTEMBER 2023	OCTOBER 2023	NOVEMBER 2023	DECEMBER 2023
62800 Repairs & Maintenance	4,219.37					
Total for 62000 Facilities Expenses	**26,272.25**	**24,320.67**	**20,662.04**	**22,055.94**	**20,133.72**	**20,084.22**
63000 Marketing						
63300 Marketing Consultants / Agencies	16,398.68	16,742.76	10,926.84	12,586.60	6,338.73	562.19
63400 Paid Advertising						
63410 Paid Online (search/social)	20,942.55	9,170.49	9,878.53	10,361.93	2,297.76	163.06
63420 Paid Offline						
Total for 63400 Paid Advertising	**20,942.55**	**9,170.49**	**9,878.53**	**10,361.93**	**2,297.76**	**163.06**
63500 PR & Brand						
63600 Production (Photo / Video)						
63700 Collateral / Marketing Materials				476.94		
63800 Promos, Samples, Gifts	309.00	491.88	50.00	50.00	-341.88	1,425.00
63900 Other Marketing		2,890.04	482.46	962.19	369.59	
Total for 63000 Marketing	**37,650.23**	**29,295.17**	**21,337.83**	**24,437.66**	**8,664.20**	**2,150.25**
64000 Customer Service						
64300 Customer Service Consultants / Agency			2,035.71	2,250.00	1,227.27	
Total for 64000 Customer Service	**0**	**0**	**2,035.71**	**2,250.00**	**1,227.27**	**0**
65000 Product Development/R&D						
65400 Prod Dev / R&D Expense	601.92	317.87				
Total for 65000 Product Development/R&D	**601.92**	**317.87**	**0**	**0**	**0**	**0**
66000 Engineering & Tech						
66300 Engineering Consultants / Contractor						
66400 Website Development			50.00			
66600 Software (<$2.5K)	8,498.48	7,922.44	8,294.67	7,011.34	6,686.64	6,332.81
66700 Domain & Hosting	2,040.59	2,727.17	2,104.58	23.52	24.30	23.52
Total for 66000 Engineering & Tech	**10,539.07**	**10,649.61**	**10,449.25**	**7,034.86**	**6,710.94**	**6,356.33**
69000 Payroll						
69100 Payroll Expenses						
69110 Wages	66,791.65	49,412.86	46,249.98	49,999.98	39,916.65	33,333.32
69130 Benefits	10,960.52	7,971.42	5,819.07	5,857.19	5,017.95	5,400.17
69140 Payroll Taxes	6,581.96	2,031.23	1,192.71	1,824.64	500.85	
69160 Payroll Fees	653.00	355.99	257.00	325.41	225.50	
69170 Severance Pay						
Total for 69100 Payroll Expenses	**84,987.13**	**59,771.50**	**53,518.76**	**58,007.22**	**45,660.95**	**38,733.49**
Total for 69000 Payroll	**84,987.13**	**59,771.50**	**53,518.76**	**58,007.22**	**45,660.95**	**38,733.49**
70000 General and Administrative						
70200 Travel & Entertainment						
70210 Travel	426.17	4,255.72	865.26	3,360.15	124.88	463.16
70220 Meals & Entertainment	98.74	337.86	703.95	3,198.10	94.48	167.79
Total for 70200 Travel & Entertainment	**524.91**	**4,593.58**	**1,569.21**	**6,558.25**	**219.36**	**630.95**

Profit and Loss by Month

Tiny Organics Inc

January 1, 2023-December 31, 2024

DISTRIBUTION ACCOUNT	JULY 2023	AUGUST 2023	SEPTEMBER 2023	OCTOBER 2023	NOVEMBER 2023	DECEMBER 2023
70300 Professional Fees						
70310 Accounting & Tax	3,748.69	3,315.05	3,101.43	3,591.52	4,404.99	3,683.59
70320 Legal	115.50	579.00	878.50			
70340 Other Consultants	6,500.00	6,500.00	6,500.00	6,500.00	6,500.00	6,500.00
Total for 70300 Professional Fees	**10,364.19**	**10,394.05**	**10,479.93**	**10,091.52**	**10,904.99**	**10,183.59**
70350 HR and Employee						
70351 Recruiting						
70352 Professional Developement	538.56	55.00				
Total for 70350 HR and Employee	**538.56**	**55.00**	**0**	**0**	**0**	**0**
70400 Occupancy						
70410 Rent						
Total for 70400 Occupancy	**0**	**0**	**0**	**0**	**0**	**0**
70600 Bank & Merchant Fees						
70610 Bank Fees	3,736.66	6,985.53	3,129.02	3,658.65	1,944.31	1,963.64
70620 Merchant Processing Fees	5,292.03	5,013.46	5,049.58	4,131.66	3,402.98	3,531.02
Total for 70600 Bank & Merchant Fees	**9,028.69**	**11,998.99**	**8,178.60**	**7,790.31**	**5,347.29**	**5,494.66**
70700 Insurance	2,654.06	4,502.73	4,502.73	5,449.46	3,729.51	1,547.71
70750 Licenses and Fees	403.53	1,815.80	1,152.72	1,815.79	228.53	1,023.53
70850 Charitable Contributions						
Total for 70000 General and Administrative	**23,513.94**	**33,360.15**	**25,883.19**	**31,705.33**	**20,429.68**	**18,880.44**
70999 Uncategorized						
Total for Expenses	**223,561.00**	**184,382.02**	**161,552.53**	**122,713.80**	**114,159.51**	**100,618.48**
Net Operating Income	**-184,520.29**	**-167,759.10**	**-135,565.51**	**-84,359.02**	**-113,826.54**	**-99,221.37**
Other Income						
81100 Other Income	344.08	718.79			787.44	
Total for Other Income	**344.08**	**718.79**	**0**	**0**	**787.44**	**0**
Other Expenses						
85100 Depreciation & Amortization	3,634.38	3,634.38	3,634.38	3,634.38	3,634.38	3,634.38
85200 Interest Expense	31,070.76	30,307.57	35,208.57	35,256.88	28,598.42	30,156.59
85300 Taxes		471.40		825.00	151.52	48.74
85400 Prior Period Expenses						
85500 Other Expense						
Total for Other Expenses	**34,705.14**	**34,413.35**	**38,842.95**	**39,716.26**	**32,384.32**	**33,839.71**
Net Other Income	**-34,361.06**	**-33,694.56**	**-38,842.95**	**-39,716.26**	**-31,596.88**	**-33,839.71**
Net Income	**-218,881.35**	**-201,453.66**	**-174,408.46**	**-124,075.28**	**-145,423.42**	**-133,061.08**

Profit and Loss by Month

Tiny Organics Inc

January 1, 2023-December 31, 2024

DISTRIBUTION ACCOUNT	JANUARY 2024	FEBRUARY 2024	MARCH 2024	APRIL 2024	MAY 2024	JUNE 2024	JULY 2024
Income							
41200 Revenue (website)	56,994.22	14,401.82	1,660.25	1,890.32	3,349.03	123,263.61	0
45000 Shipping income	3,914.40	542.30	97.86	132.81		9,296.70	
Total for 41200 Revenue (website)	**60,908.62**	**14,944.12**	**1,758.11**	**2,023.13**	**3,349.03**	**132,560.31**	**0**
41300 Revenue (wholesale)							
46000 Discounts & Allowances						-301.67	
46100 Promos (website)	-5,625.25	-870.33	-217.33	-260.00			
46200 Trade Spend (wholesale)							
Total for 46000 Discounts & Allowances	**-5,625.25**	**-870.33**	**-217.33**	**-260.00**	**0**	**-301.67**	**0**
48000 Refunds	21,378.92	19,461.10	24,885.47	11,024.03	-2,439.77		
Total for Income	**76,662.29**	**33,534.89**	**26,426.25**	**12,787.16**	**909.26**	**132,258.64**	**0**
Cost of Goods Sold							
51000 Product COGS							
51200 Product COGS (website)		1,883.91	253.75	430.44			
51400 Tolling			16,000.00		13,324.95	4,921.98	
Total for 51000 Product COGS	**0**	**1,883.91**	**16,253.75**	**430.44**	**13,324.95**	**4,921.98**	**0**
52000 Direct Labor							
52900 Direct Labor Clearing							
Total for 52000 Direct Labor	**0**	**0**	**0**	**0**	**0**	**0**	**0**
54000 Shrinkage / Inv Variances							
54100 Loss of Physical Inventory							
Total for 54000 Shrinkage / Inv Variances	**0**	**0**	**0**	**0**	**0**	**0**	**0**
55000 Packaging COGS		467.82	71.98	92.31			
58000 Logistics							
58100 Warehouse & pick/pack	21,416.51	6,466.05	946.77				
58200 Outbound shipping (website)	19,511.17	12,707.50	2,223.60				
Total for 58000 Logistics	**40,927.68**	**19,173.55**	**3,170.37**	**0**	**0**	**0**	**0**
59000 Replacement Orders							
Total for Cost of Goods Sold	**40,927.68**	**21,525.28**	**19,496.10**	**522.75**	**13,324.95**	**4,921.98**	**0**
Gross Profit	**35,734.61**	**12,009.61**	**6,930.15**	**12,264.41**	**- 12,415.69**	**127,336.66**	**0**
Expenses							
61000 Logistics and Operations							
61200 Inter-facility Shipping							
61400 Warehousing / Storage (Fixed Logistics)	11,818.25	7,994.53	4,752.00				
Total for 61000 Logistics and Operations	**11,818.25**	**7,994.53**	**4,752.00**	**0**	**0**	**0**	**0**
62000 Facilities Expenses							
62100 Kitchen Rent	15,122.86	15,122.86	15,122.86				
62300 Utilities	3,689.60	4,060.63	1,426.56				
62400 Recurring Facilities Expense	350.62	405.06	217.75				
62700 Supplies and Materials							

Tiny Organics Inc
January 1, 2023-December 31, 2024

DISTRIBUTION ACCOUNT	JANUARY 2024	FEBRUARY 2024	MARCH 2024	APRIL 2024	MAY 2024	JUNE 2024	JULY 2024
62800 Repairs & Maintenance	3,141.74						
Total for 62000 Facilities Expenses	**22,304.82**	**19,588.55**	**16,767.17**	**0**	**0**	**0**	**0**
63000 Marketing							
63300 Marketing Consultants / Agencies	549.06	17.22	17.22	2,217.22	17.22		
63400 Paid Advertising							
63410 Paid Online (search/social)			300.00				
63420 Paid Offline							
Total for 63400 Paid Advertising	**0**	**0**	**300.00**	**0**	**0**	**0**	**0**
63500 PR & Brand							
63600 Production (Photo / Video)							
63700 Collateral / Marketing Materials							
63800 Promos, Samples, Gifts	425.00	76.22					
63900 Other Marketing				60.79			
Total for 63000 Marketing	**974.06**	**93.44**	**317.22**	**2,278.01**	**17.22**	**0**	**0**
64000 Customer Service							
64300 Customer Service Consultants / Agency	2,250.00	6,875.43	2,250.00	2,250.00	2,250.00		
Total for 64000 Customer Service	**2,250.00**	**6,875.43**	**2,250.00**	**2,250.00**	**2,250.00**	**0**	**0**
65000 Product Development/R&D							
65400 Prod Dev / R&D Expense							
Total for 65000 Product Development/R&D	**0**	**0**	**0**	**0**	**0**	**0**	**0**
66000 Engineering & Tech							
66300 Engineering Consultants / Contractor							
66400 Website Development							
66600 Software (<$2.5K)	7,602.13	3,726.28	3,493.19	3,418.03	3,028.92	1,709.23	
66700 Domain & Hosting	24.30	24.30	22.73	24.30	23.52		
Total for 66000 Engineering & Tech	**7,626.43**	**3,750.58**	**3,515.92**	**3,442.33**	**3,052.44**	**1,709.23**	**0**
69000 Payroll							
69100 Payroll Expenses							
69110 Wages	33,333.32	34,333.32	35,333.32	35,333.32	35,333.32	1,000.00	
69130 Benefits	4,727.31	3,910.16	3,434.45	4,171.94	-1,435.13	4,430.43	
69140 Payroll Taxes	-60.69	79.69	194.13	249.41	272.22	136.11	
69160 Payroll Fees		198.00	198.00	198.00	198.00	198.00	
69170 Severance Pay							
Total for 69100 Payroll Expenses	**37,999.94**	**38,521.17**	**39,159.90**	**39,952.67**	**34,368.41**	**5,764.54**	**0**
Total for 69000 Payroll	**37,999.94**	**38,521.17**	**39,159.90**	**39,952.67**	**34,368.41**	**5,764.54**	**0**
70000 General and Administrative							
70200 Travel & Entertainment							
70210 Travel	1,069.23	861.07	4,494.84	1,023.89	933.55		
70220 Meals & Entertainment	872.86	760.42	627.19	1,010.77	595.76		
Total for 70200 Travel & Entertainment	**1,942.09**	**1,621.49**	**5,122.03**	**2,034.66**	**1,529.31**	**0**	**0**

Profit and Loss by Month

Tiny Organics Inc

January 1, 2023-December 31, 2024

DISTRIBUTION ACCOUNT	JANUARY 2024	FEBRUARY 2024	MARCH 2024	APRIL 2024	MAY 2024	JUNE 2024	JULY 2024
70300 Professional Fees							
70310 Accounting & Tax	5,177.41	5,298.63	2,529.43	370.00	4,383.50	1,725.00	
70320 Legal	874.00	2,340.00	557.00	1,761.28	4,002.00		-2,030.00
70340 Other Consultants	6,500.00						
Total for 70300 Professional Fees	**12,551.41**	**7,638.63**	**3,086.43**	**2,131.28**	**8,385.50**	**1,725.00**	**-2,030.00**
70350 HR and Employee							
70351 Recruiting							
70352 Professional Developement			4,535.00				
Total for 70350 HR and Employee	**0**	**0**	**4,535.00**	**0**	**0**	**0**	**0**
70400 Occupancy							
70410 Rent			10,000.00				
Total for 70400 Occupancy	**0**	**0**	**10,000.00**	**0**	**0**	**0**	**0**
70600 Bank & Merchant Fees							
70610 Bank Fees	4,113.20	3,068.93	2,441.33	1,458.92	2,183.25		
70620 Merchant Processing Fees	3,227.01	2,448.73	1,644.23	1,436.30	959.99		
Total for 70600 Bank & Merchant Fees	**7,340.21**	**5,517.66**	**4,085.56**	**2,895.22**	**3,143.24**	**0**	**0**
70700 Insurance	2,718.70	2,704.77	2,669.14	2,669.14	599.21	2,612.09	
70750 Licenses and Fees	831.15	2,994.71	312.11	312.11	3,162.11		
70850 Charitable Contributions							
Total for 70000 General and Administrative	**25,383.56**	**20,477.26**	**29,810.27**	**10,042.41**	**16,819.37**	**4,337.09**	**-2,030.00**
70999 Uncategorized							
Total for Expenses	**108,357.06**	**97,300.96**	**96,572.48**	**57,965.42**	**56,507.44**	**11,810.86**	**-2,030.00**
Net Operating Income	**-72,622.45**	**-85,291.35**	**-89,642.33**	**-45,701.01**	**-68,923.13**	**115,525.80**	**2,030.00**
Other Income							
81100 Other Income							
Total for Other Income	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Other Expenses							
85100 Depreciation & Amortization	603.05	3,634.38	3,634.38	3,012.26	3,012.26		
85200 Interest Expense	14,683.96	3,137.25	3,137.25	2,352.98			
85300 Taxes	1,304.00		1,225.47	1,736.01			
85400 Prior Period Expenses	23,315.47				4,879.00	-462,142.59	
85500 Other Expense				16,056.18			
Total for Other Expenses	**39,906.48**	**6,771.63**	**7,997.10**	**23,157.43**	**7,891.26**	**-462,142.59**	**0**
Net Other Income	**-39,906.48**	**-6,771.63**	**-7,997.10**	**-23,157.43**	**-7,891.26**	**462,142.59**	**0**
Net Income	**-112,528.93**	**-92,062.98**	**-97,639.43**	**-68,858.44**	**-76,814.39**	**577,668.39**	**2,030.00**

Profit and Loss by Month

Tiny Organics Inc
January 1, 2023-December 31, 2024

DISTRIBUTION ACCOUNT	AUGUST 2024	SEPTEMBER 2024	OCTOBER 2024	NOVEMBER 2024	DECEMBER 2024	TOTAL
Income						
41200 Revenue (website)	0	0	0			$2,244,414.57
45000 Shipping income						155,520.41
Total for 41200 Revenue (website)	**0**	**0**	**0**	**0**	**0**	**$2,399,934.98**
41300 Revenue (wholesale)						35,902.98
46000 Discounts & Allowances						-$301.67
46100 Promos (website)						-210,808.02
46200 Trade Spend (wholesale)						-9,419.65
Total for 46000 Discounts & Allowances	**0**	**0**	**0**	**0**	**0**	**-$220,529.34**
48000 Refunds						38,105.42
Total for Income	**0**	**0**	**0**	**0**	**0**	**$2,253,414.04**
Cost of Goods Sold						
51000 Product COGS						0
51200 Product COGS (website)						505,404.68
51400 Tolling						34,246.93
Total for 51000 Product COGS	**0**	**0**	**0**	**0**	**0**	**$539,651.61**
52000 Direct Labor						0
52900 Direct Labor Clearing						
Total for 52000 Direct Labor	**0**	**0**	**0**	**0**	**0**	**0**
54000 Shrinkage / Inv Variances						0
54100 Loss of Physical Inventory						616.93
Total for 54000 Shrinkage / Inv Variances	**0**	**0**	**0**	**0**	**0**	**$616.93**
55000 Packaging COGS						149,215.82
58000 Logistics						0
58100 Warehouse & pick/pack						453,306.54
58200 Outbound shipping (website)						490,418.40
Total for 58000 Logistics	**0**	**0**	**0**	**0**	**0**	**$943,724.94**
59000 Replacement Orders						1,380.50
Total for Cost of Goods Sold	**0**	**0**	**0**	**0**	**0**	**$1,634,589.80**
Gross Profit	**0**	**0**	**0**	**0**	**0**	**$618,824.24**
Expenses						
61000 Logistics and Operations						0
61200 Inter-facility Shipping						65,659.97
61400 Warehousing / Storage (Fixed Logistics)						267,914.67
Total for 61000 Logistics and Operations	**0**	**0**	**0**	**0**	**0**	**$333,574.64**
62000 Facilities Expenses						0
62100 Kitchen Rent						210,808.94
62300 Utilities						79,504.52
62400 Recurring Facilities Expense						6,625.11
62700 Supplies and Materials						4,310.11

Profit and Loss by Month

Tiny Organics Inc

January 1, 2023-December 31, 2024

DISTRIBUTION ACCOUNT	AUGUST 2024	SEPTEMBER 2024	OCTOBER 2024	NOVEMBER 2024	DECEMBER 2024	TOTAL
62800 Repairs & Maintenance						14,275.19
Total for 62000 Facilities Expenses	**0**	**0**	**0**	**0**	**0**	**$315,523.87**
63000 Marketing						0
63300 Marketing Consultants / Agencies						155,080.18
63400 Paid Advertising						0
63410 Paid Online (search/social)						112,604.62
63420 Paid Offline						2,500.00
Total for 63400 Paid Advertising	**0**	**0**	**0**	**0**	**0**	**$115,104.62**
63500 PR & Brand						
63600 Production (Photo / Video)						5,500.00
63700 Collateral / Marketing Materials						1,207.78
63800 Promos, Samples, Gifts						3,236.59
63900 Other Marketing						6,765.07
Total for 63000 Marketing	**0**	**0**	**0**	**0**	**0**	**$286,894.24**
64000 Customer Service						0
64300 Customer Service Consultants / Agency						21,388.41
Total for 64000 Customer Service	**0**	**0**	**0**	**0**	**0**	**$21,388.41**
65000 Product Development/R&D						0
65400 Prod Dev / R&D Expense						2,037.48
Total for 65000 Product Development/R&D	**0**	**0**	**0**	**0**	**0**	**$2,037.48**
66000 Engineering & Tech						0
66300 Engineering Consultants / Contractor						
66400 Website Development						192.00
66600 Software (<$2.5K)						109,750.07
66700 Domain & Hosting						19,420.28
Total for 66000 Engineering & Tech	**0**	**0**	**0**	**0**	**0**	**$129,362.35**
69000 Payroll						0
69100 Payroll Expenses						0
69110 Wages						931,090.63
69130 Benefits						114,851.89
69140 Payroll Taxes						48,471.03
69160 Payroll Fees						6,774.10
69170 Severance Pay						361,589.60
Total for 69100 Payroll Expenses	**0**	**0**	**0**	**0**	**0**	**$1,462,777.25**
Total for 69000 Payroll	**0**	**0**	**0**	**0**	**0**	**$1,462,777.25**
70000 General and Administrative						0
70200 Travel & Entertainment						0
70210 Travel						23,572.59
70220 Meals & Entertainment						12,535.53
Total for 70200 Travel & Entertainment	**0**	**0**	**0**	**0**	**0**	**$36,108.12**

Profit and Loss by Month

Tiny Organics Inc

January 1, 2023-December 31, 2024

DISTRIBUTION ACCOUNT	AUGUST 2024	SEPTEMBER 2024	OCTOBER 2024	NOVEMBER 2024	DECEMBER 2024	TOTAL
70300 Professional Fees						0
70310 Accounting & Tax						79,127.51
70320 Legal						50,303.78
70340 Other Consultants						57,016.70
Total for 70300 Professional Fees	**0**	**0**	**0**	**0**	**0**	**$186,447.99**
70350 HR and Employee						0
70351 Recruiting						644.66
70352 Professional Developement						7,538.41
Total for 70350 HR and Employee	**0**	**0**	**0**	**0**	**0**	**$8,183.07**
70400 Occupancy						0
70410 Rent						16,555.00
Total for 70400 Occupancy	**0**	**0**	**0**	**0**	**0**	**$16,555.00**
70600 Bank & Merchant Fees						0
70610 Bank Fees						41,237.66
70620 Merchant Processing Fees						76,674.93
Total for 70600 Bank & Merchant Fees	**0**	**0**	**0**	**0**	**0**	**$117,912.59**
70700 Insurance						75,447.02
70750 Licenses and Fees						22,003.99
70850 Charitable Contributions						31,007.44
Total for 70000 General and Administrative	**0**	**0**	**0**	**0**	**0**	**$493,665.22**
70999 Uncategorized						
Total for Expenses	**0**	**0**	**0**	**0**	**0**	**$3,045,223.46**
Net Operating Income	**0**	**0**	**0**	**0**	**0**	**- $2,426,399.22**
Other Income						
81100 Other Income						3,304.36
Total for Other Income	**0**	**0**	**0**	**0**	**0**	**$3,304.36**
Other Expenses						
85100 Depreciation & Amortization						57,508.89
85200 Interest Expense						352,352.53
85300 Taxes						11,915.85
85400 Prior Period Expenses			2,030.00			-521,461.56
85500 Other Expense						16,056.18
Total for Other Expenses	**0**	**0**	**2,030.00**	**0**	**0**	**-$83,628.11**
Net Other Income	**0**	**0**	**-2,030.00**	**0**	**0**	**$86,932.47**
Net Income	**0**	**0**	**-2,030.00**	**0**	**0**	**- $2,339,466.75**